EXHIBIT 8.4(d)

AMENDMENT TO PARTICIPATION AGREEMENT

(as amended from time to time)

BETWEEN

SCUDDER VARIABLE SERIES I (“SVS I”)

(formerly, Scudder Variable Life Investment Fund)

AND

KEMPER INVESTORS LIFE INSURANCE COMPANY

The parties hereto agree that the Participation Agreement is amended to add the SVS I Bond Portfolio as an additional Designated Portfolio for the Scudder DestinationsSM Contract and, as may be necessary or appropriate in connection with the pending reorganization related to such Portfolio(s), for the Scudder Destinations SM Life (Class A shares) and Scudder ZS4 Contracts (Class B shares).

IN WITNESS WHEREOF, each of the parties has caused this Supplement to be executed as of this 15th day of April, 2005.

Kemper Investors Life Insurance Company

By:	/s/ Diane C. Davis

Title:	President and Chief Executive Officer

Scudder Variable Series I

By:	/s/

Title: